Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Reports Unaudited Fourth Quarter and Full Year 2023 Financial Results

•	Lotus Tech recorded revenue of $679 million in 2023, driven by growing sales of lifestyle BEVs and sports cars
•	Achieved gross profit margin of 15% in first year of BEV deliveries, with scaling of asset-light production
•	Expanded its global footprint to 215 stores, with new flagship locations in Paris, London, and Seoul
•	Expects to achieve about threefold increase in deliveries in 2024 amid steady market expansion

New York – April 8, 2024 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global luxury electric vehicle maker, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2023. The results reflect steady progress in the Company’s execution of its Vision80 strategy to become an all-electric, intelligent and luxury mobility provider before Lotus’s 80th anniversary in 2028.

In its first year of BEV delivery, the Company achieved a revenue of $679 million and a gross profit margin of 15% in 2023. Revenue in the fourth quarter of 2023 was $361 million, representing a 92% quarter-on-quarter increase. This strong performance was enabled by Lotus Tech’s asset-light business model, as the Company ramped up production and sales of BEV models.

The Company delivered 6,970 vehicles in 2023, an annual record in the 76-year history of the Lotus brand, with BEV models representing 63% of total deliveries. Vehicle deliveries in the fourth quarter of 2023 increased nearly 110% quarter-over-quarter to 3,749. The increase in deliveries was driven primarily by Eletre, the Company’s first lifestyle BEV, which ramped up production and sales in the second half of the year.

The Company also continued to expand its global presence, laying the foundation for continuing global roll-out of the brand’s vehicles with an increase of 46 stores year-on-year to a total of 215 locations as of December 31, 2023. Over the past year, Lotus Tech notably opened new flagship stores in prime locations, including in the Golden Triangle area of Paris, Mayfair in London, Gangnam-gu in Seoul, and other strategically important global cities.

2024 will be a pivotal year for Lotus Tech’s execution of its Vision80 Strategy, as the Company further ramps up global deliveries of its leading product portfolio in new markets. In March 2024, the Company began deliveries of Emeya, its first electric hyper-grand tourer. Emeya deliveries are now underway in China, and expected to begin in Europe in the third quarter of 2024. The Company’s Eletre hyper-SUV is also set to enter more markets including the U.S. over the course of 2024. In 2024, the Company expects to increase its total deliveries about threefold to 26,000, and further grow its healthy gross margin to 17-19%.

"We are pleased with the early progress and promising results achieved in 2023, with increasing deliveries reflecting the strength of our brand and ramping production,” said Lotus Tech CEO Qingfeng Feng. “We look forward to further accelerating our growth in the year ahead, and remain dedicated to creating long-term value for our customers and investors as we continue to execute our Vision80 strategy, building on our luxury brand equity and advanced technology advantages.”

Summaries of Operational and Financial Results

The below tables summarize key operational results of the Company in 2023.

Deliveries by model type

	Q4 2023	Q3 2023	% Change (QoQ)	Full Year 2023
Lifestyle vehicles	2,599	891	191%	4,361
Sportscars	1,150	891	29%	2,609
Total	3,749	1,782	110%	6,970

LOTUS TECH

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Stores by geography

	As of December 31, 2023	As of December 31, 2022
North America	47	41
Europe	70	54
China	65	41
Rest Of World	33	33
Total	215	169

The below table summarizes key preliminary financial results for the fourth quarter and full year ended December 31, 2023.

(in millions of U.S. dollars, unaudited)

	4Q 2023	3Q 2023	% Change (QoQ)	Full Year 2023
Revenue	361	188	92%	679
Cost of sales	293	160	83%	577
Gross profit	68	28	142%	102
Gross margin (%)	19%	15%	--	15%
Operating loss	(228)	(163)	--	(736)
Net loss	(224)	(174)	--	(750)
Adjusted EBITDA(1)	(206)	(154)	--	(693)

(1)	Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Recent Developments

•	Emeya deliveries: The Company launched Emeya, its first electric hyper-grand tourer, in September 2023. The Company began deliveries of Emeya in China in March 2024, and expects to begin deliveries in Europe in the third quarter of 2024.
•	Ultra luxury model Evija deliveries: Lotus Tech started deliveries of Evija, the first British all-electric hypercar, in 2024.
•	Lotus Chapman Bespoke launch: In March 2024, the Company proudly launched its bespoke services providing different levels of premium customization to Lotus vehicles, from unique one-off Lotus cars to limited-edition artist collections and individualized trims with exclusive personal touches.
•	Lotus Day 2024: This year's annual Lotus Day event was hosted during March 29-31, 2024, celebrating the brand's heritage and bringing our community closer together on race track with China’s debut drive of Evija, Lotus's ultra-luxury all-electric hyper car, as well as on-track test drives of Eletre, Emeya and Emira.
•	Super Charging Stations: As part of its commitment to deliver a premium charging service to Lotus drivers, the Company has established 65 super charging stations equipped with its cutting-edge 480kw fast charging solution in premium locations in China. These are part of a charging network across Europe and China of about 300,000 public charging stations available to Lotus owners. The Company expects to continue expanding its charging network as its BEVs launch across the world.

Conference call

Lotus Tech management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, April 8, 2024 (14:00 Central European Time / 20:00 China Standard Time on the same day).

There will be a live audio webcast and replay available following completion of the call on the Company’s investor relations website at https://ir.group-lotus.com/.

For participants who wish to join the call, please complete online registration prior to the scheduled call start time using the link provided below. Upon registration, participants will receive a confirmation email with conference call access information, including dial-in numbers and a unique PIN.

Participant online registration link: https://register.vevent.com/register/BI56a4f47247f5442f8fad57983f214c4e

– END –

LOTUS TECH

group-lotus.com

About Lotus Technology Inc.

Lotus Technology Inc. has operations across China, the UK, and the EU. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Statement Regarding Preliminary Unaudited Financial and Operational Results

The unaudited financial and operational information published herein is preliminary in nature and subject to potential adjustments, which could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published herein should not be considered a substitute for the further financial information to be filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2023.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA, in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. The Company defines adjusted EBITDA as net income excluding interest expense, interest income, income tax (benefit) expense, depreciation of property, equipment and software and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

These non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted EBITDA)” set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the registration statement on Form F-4 filed by Lotus Tech with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

Demi Zhang

ir@group-lotus.com

For media inquiries

Brunswick Group

Lotustechmedia@brunswickgroup.com

LOTUS TECH

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Appendix A

Lotus Technology Inc.

Unaudited Consolidated and Combined Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	December 31, 2022
	US$	US$
ASSETS
Current assets
Cash	418,941	736,605
Restricted cash	7,873	2,392
Accounts receivable – third parties, net	76,664	111
Accounts receivable – related parties, net	22,430	8,545
Inventories	265,190	22,703
Prepayments and other current assets – third parties, net	63,870	44,375
Prepayments and other current assets – related parties, net	28,744	8,732

Total current assets	883,712	823,463

Non-current assets
Restricted cash	321	536
Investment securities – related parties	3,326	8,411
Property, equipment and software, net	354,617	253,471
Intangible assets	116,360	116,364
Operating lease right-of-use assets	173,103	158,724
Other non-current assets – third parties	50,533	10,983
Other non-current assets – related parties	2,706	-

Total non-current assets	700,966	548,489

Total assets	1,584,678	1,371,952

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Consolidated and Combined Balance Sheets (Con’d)

(All amounts in thousands)

	As of
	December 31, 2023	December 31, 2022
	US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities
Short-term borrowings – third parties	226,772	28,748
Accounts payable – third parties	20,123	1,466
Accounts payable – related parties	340,419	5,770
Contract liabilities – third parties	44,184	7,843
Operating lease liabilities – third parties	16,760	15,815
Accrued expenses and other current liabilities – third parties	419,422	323,299
Accrued expenses and other current liabilities – related parties	290,686	183,237
Exchangeable notes	378,638	355,320
Mandatorily redeemable noncontrolling interest	-	11,381
Convertible notes	20,277	-
Total current liabilities	1,757,281	932,879

Non-current liabilities
Contract liabilities – third parties	6,245	-
Operating lease liabilities – third parties	91,929	98,963
Operating lease liabilities – related parties	12,064	170
Put option liabilities	11,884	-
Exchangeable notes	75,678	71,792
Convertible notes	81,635	76,770
Deferred tax liabilities	-	126
Deferred income	270,097	258,450
Other non-current liabilities – third parties	103,403	15,824
Other non-current liabilities – related parties	1,634	1,584

Total non-current liabilities	654,569	523,679
Total liabilities	2,411,850	1,456,558

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Consolidated and Combined Balance Sheets(con’d)

(All amounts in thousands)

	As of
	December 31, 2023	December 31, 2022
	US$	US$
MEZZANINE EQUITY
Series Pre-A Redeemable Convertible Preferred Shares	184,509	177,284
Series A Redeemable Convertible Preferred Shares	199,021	191,125

Total mezzanine equity	383,530	368,409

SHAREHOLDERS’ DEFICIT
Ordinary shares	21	21
Additional paid-in capital	358,187	403,103
Receivable from shareholders	-	(26,447)
Accumulated other comprehensive income	25,267	17,707
Accumulated deficit	(1,588,773)	(846,757)

Total shareholders' deficit attributable to ordinary shareholders	(1,205,298)	(452,373)
Noncontrolling interests	(5,404)	(642)
Total shareholders' deficit	(1,210,702)	(453,015)

Total liabilities, mezzanine equity and shareholders' deficit	1,584,678	1,371,952

LOTUS TECH

group-lotus.com

Appendix B

Lotus Technology Inc.

Unaudited Consolidated and Combined Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	For the Year Ended December 31,
	2023	2022
	US$	US$
Revenues:
Sales of goods	660,158	1,186
Service revenues	18,850	8,371
Total revenues	679,008	9,557
Cost of revenues:
Cost of goods sold	(564,741)	(948)
Cost of services	(12,086)	(6,302)
Total cost of revenues	(576,827)	(7,250)
Gross profit	102,181	2,307
Operating expenses:
Research and development expenses	(368,729)	(445,844)
Selling and marketing expenses	(328,935)	(151,331)
General and administrative expenses	(144,533)	(148,369)
Government grants	4,077	55,824
Total operating expenses	(838,120)	(689,720)
Operating loss	(735,939)	(687,413)
Interest expenses	(10,200)	(8,542)
Interest income	9,204	12,188
Investment loss, net	(1,162)	(3,246)
Share of results of equity method investments	(1,048)	(2,762)
Foreign currency exchange gains (losses), net	42	(11,505)
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	(7,531)	(22,991)
Changes in fair values of put option liabilities	(2,508)	-
Loss before income taxes	(749,142)	(724,271)
Income tax expense	(1,113)	(292)
Net loss	(750,255)	(724,563)
Less: Net loss attributable to noncontrolling interests	(8,254)	(642)
Net loss attributable to ordinary shareholders	(742,001)	(723,921)
Accretion of Redeemable Convertible Preferred Shares	(15,121)	(910)
Net loss available to ordinary shareholders	(757,122)	(724,831)
Loss per ordinary share[1]
—Basic and diluted	(1.60)	(1.52)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	474,621,603	475,805,054

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Consolidated and Combined Statements of Comprehensive Loss (cont’d)

(All amounts in thousands, except for share and per share/ADS data)

	For the Year Ended December 31,
	2023	2022
	US$	US$
Net loss	(750,255)	(724,563)

Other comprehensive income:
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(8,650)	(893)
Foreign currency translation adjustment, net of nil income taxes	16,210	18,669

Total other comprehensive income	7,560	17,776

Total comprehensive loss	(742,695)	(706,787)
Less: Total comprehensive loss attributable to noncontrolling interests	(8,254)	(642)
Total comprehensive loss attributable to ordinary shareholders	(734,441)	(706,145)

LOTUS TECH

group-lotus.com

Appendix C

Lotus Technology Inc.

Unaudited Consolidated and Combined Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	US$	US$	US$
Revenues:
Sales of goods	354,678	180,626	484
Service revenues	6,389	7,280	5,416
Total revenues	361,067	187,906	5,900
Cost of revenues:
Cost of goods sold	(289,495)	(155,689)	(360)
Cost of services	(3,139)	(4,596)	(4,396)
Total cost of revenues	(292,634)	(160,285)	(4,756)
Gross profit	68,433	27,621	1,144
Operating expenses:
Research and development expenses	(134,182)	(81,999)	(230,306)
Selling and marketing expenses	(137,704)	(72,995)	(82,626)
General and administrative expenses	(26,330)	(37,786)	(44,432)
Government grants	1,720	1,695	-
Total operating expenses	(296,496)	(191,085)	(357,364)
Operating loss	(228,063)	(163,464)	(356,220)
Interest expenses	(2,833)	(3,897)	(148)
Interest income	1,946	1,410	3,001
Investment income (loss), net	147	(4,079)	(1,177)
Share of results of equity method investments	(400)	(22)	(1,439)
Foreign currency exchange gains (losses), net	(841)	4,502	4,134
Changes in fair values of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes, excluding impact of instrument-specific credit risk	7,863	(2,637)	(5,932)
Changes in fair values of put option liabilities	(1,787)	(4,027)	-
Loss before income taxes	(223,968)	(172,214)	(357,781)
Income tax benefit (expense)	237	(1,368)	(137)
Net loss	(223,731)	(173,582)	(357,918)
Less: Net loss attributable to noncontrolling interests	(603)	(1,872)	(501)
Net loss attributable to ordinary shareholders	(223,128)	(171,710)	(357,417)
Accretion of Redeemable Convertible Preferred Shares	(10,058)	(4,805)	(910)
Net loss available to ordinary shareholders	(233,186)	(176,515)	(358,327)
Loss per ordinary share[1]
—Basic and diluted	(0.49)	(0.37)	(0.75)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	474,621,603	474,621,603	475,805,054

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

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Lotus Technology Inc.

Unaudited Consolidated and Combined Statements of Comprehensive Loss (con’d)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	US$	US$	US$
Net loss	(223,731)	(173,582)	(357,918)

Other comprehensive income:
Fair value changes of mandatorily redeemable noncontrolling interest, exchangeable notes and convertible notes due to instrument-specific credit risk, net of nil income taxes	(8,065)	974	(1,727)
Foreign currency translation adjustment, net of nil income taxes	(7,867)	(10,486)	1,584

Total other comprehensive income	(15,932)	(9,512)	(143)

Total comprehensive loss	(239,663)	(183,094)	(358,061)
Less: Total comprehensive loss attributable to noncontrolling interests	(667)	(1,998)	(503)
Total comprehensive loss attributable to ordinary shareholders	(238,996)	(181,096)	(357,558)

LOTUS TECH

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Appendix D

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted EBITDA)

(All amounts in thousands)

	For the Year Ended December 31,
	2023	2022
	US$	US$
Net loss	(750,255)	(724,563)
Share-based compensation expenses	-	10,625
Adjusted net loss	(750,255)	(713,938)
Net loss	(750,255)	(724,563)
Interest expenses	10,200	8,542
Interest income	(9,204)	(12,188)
Income tax expense	1,113	292
Share-based compensation expenses	-	10,625
Depreciation	54,957	12,790
Adjusted EBITDA	(693,189)	(704,502)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	US$	US$	US$
Net loss	(223,731)	(173,582)	(357,918)
Share-based compensation expenses	-	-	-
Adjusted net loss	(223,731)	(173,582)	(357,918)
Net loss	(223,731)	(173,582)	(357,918)
Interest expenses	2,833	3,897	148
Interest income	(1,946)	(1,410)	(3,001)
Income tax (benefit)/expense	(237)	1,368	137
Share-based compensation expenses	-	-	-
Depreciation	16,307	16,009	7,298
Adjusted EBITDA	(206,774)	(153,718)	(353,336)